

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2023

John Love
Chief Executive Officer
United States 12 Month Oil Fund, LP
1850 Mt. Diablo Boulevard, Suite 640
Walnut Creek, CA 94596

   Re: United States 12 Month Oil Fund, LP
     Registration Statement on Form S-3
     Filed March 20, 2023
     File No. 333-270699

Dear John Love:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Sonia Bednarowski at 202-551-3666 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Crypto Assets